As filed with the SEC on August 14, 2003
U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
SEC FILE NUMBER 000-24778
NOTIFICATION OF LATE FILING
[X] Form 10-QSB For the Quarterly Period Ended June 30, 2003 Part I Registrant Information Full Name of Registrant: ADS Media Group, Inc. Address of Principal Executive Office (Street and Number)

15454 Tradesman
San Antonio, Texas 78249

Part II          Rules 12b-25(b) and (c)

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)     The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III       Narrative

The Report on Form 10-QSB for ADS Media Group, Inc., for the quarterly period ended June 30, 2003, is due to be filed on August 14, 2003. The Company needs additional time to complete its review of its financial statements, in order to file an accurate quarterly report in light of the changes that have occurred in the past 6 months. See Part IV, Item (3). The company expects that its Form 10-QSB will be filed by August 19, 2003.

Part IV Other Information (1) Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

(2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

During the first half of 2003, the company acquired all of the outstanding common stock of Alternative Delivery Solutions, Inc., and changed the company's name from National Health & Safety Corporation to ADS Media Group, Inc. The acquisition is described in the company's report on Form 8-K dated January 30, 2003. As a result of the acquisition, the company's business plan changed completely. The company discontinued all of its former business lines and has concentrated on the newly acquired business, which provides turnkey direct marketing support services, with an emphasis on alternate (i.e., door to door) delivery.

As a result of the acquisition and change of its business, the company's operating results for the first half of 2003 are not readily comparable to its business in the first half of 2002. In the first half of 2002, the company reported total revenue of $5,060 and an operating loss of $997,842. The company expects that its unaudited financial statements for the first half of 2003 will report total revenues from its newly acquired marketing business of approximately $745,086 and a net loss of approximately $136,510. The higher operating loss is mainly due to merger related costs, including professional fees. The company expects to file its 10-QSB for the first half by August 19, 2003.

Signatures

ADS Media Group, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADS Media Group, Inc.

Date: August 13, 2003	_/s/ Clark R. Doyal______________________
Clark R. Doyal, President